[CIRCUIT CITY LETTERHEAD]



                                                                    June 3, 2008


BY EDGAR TRANSMISSION

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re:     Circuit City Stores, Inc.
                  Response letter dated May 12, 2008 regarding
                  Form 10-K for Fiscal Year Ended February 28, 2007 Filed April 30, 2007
                  Definitive Proxy Statement on Schedule 14A
                  Filed April 30, 2007
                  Form 10-Q for the Fiscal Quarter Ended May 31, 2007 Filed July 3, 2007
                  Form 10-Q for the Fiscal Quarter Ended August 31, 2007 Filed October 9, 2007
                  File No. 001-05767

Dear Mr. Owings:

     Circuit City Stores, Inc. has received your letter dated May 20, 2008 containing a comment on its Annual Report on Form 10-K for the fiscal year ended February 29, 2008. This letter on behalf of the Company responds to that comment.

     For convenience of reference, we have included your comment in this letter, and our response follows it.

          1. In the last full paragraph under Item 9 on page 79, you state "[o]ther than as described above, there have been no changes in the company's internal control over financial reporting that occurred during the quarter ended February 29, 2008, that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting." Please remove the first part of this statement indicating that there have been no other changes in your internal control over financial reporting. Instead, please state specifically that there were changes in your controls and procedures over financial reporting that occurred during your last fiscal quarter.

     Response: In its future filings, the Company will state specifically that there were changes in its internal control over financial reporting that occurred during the fiscal quarter covered by the disclosure requirements for the particular filing that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting, to the extent that there were any such changes. In such a situation, the Company also will not include any statement that indicates that there were no other changes in its internal control over financial reporting, as appropriate.


                                    Sincerely,

                                    /s/ Reginald D. Hedgebeth
                                    -------------------------
                                    Reginald D. Hedgebeth
                                    Senior Vice President, General Counsel
                                       and Secretary


cc: Philip J. Schoonover, Chairman, President and Chief Executive Officer